Exhibit 4.3(B)

DAPPER INC.

October 5, 2010

[NAME]

Dear                             :

On October 5, 2010, Dapper Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Yahoo! Inc. (“Parent”), among others, pursuant to which the Company shall become a wholly owned subsidiary of Parent (the “Merger”). You were previously granted one or more options to purchase Company common stock (each, a “Company Option,” and collectively, the “Company Options”) under the Company’s Global Share Incentive Plan (2007), including the Israeli appendix thereto, as amended from time to time (the “Plan”). Your Company Options that are currently outstanding are set forth on Exhibit A. Contingent upon the consummation of the Merger, you shall receive the following treatment with respect to your outstanding Company Options. Capitalized terms not otherwise defined herein will have the meanings ascribed in the Merger Agreement.

Vested Company Options

At the effective time of the Merger (the “Effective Time”), which is anticipated to occur in October 2010, the portion of your Company Options that is vested and outstanding, after giving effect to any exercises, as of the Effective Time (the “Vested Company Options”) shall terminate and be cancelled as of the Effective Time. You shall be entitled to receive a cash payment (subject to all applicable income and employment tax withholding) equal to the product of (x) the number of shares of Company common stock that were issuable upon exercise of such Vested Company Options immediately prior to the Effective Time multiplied by (y) an amount equal to (1) the Per Share Common Amount (as defined in the Merger Agreement as the consideration that each share of Company common stock will receive in the Merger) minus (2) the per share exercise price for the shares of Company common stock that would have been issuable upon exercise of such Vested Company Options immediately prior to the Effective Time (with the understanding that, for purposes of this clause, if there are different exercise prices for different Vested Company Options held by you, separate calculations shall be made for each applicable exercise price) (the “Vested Spread”). Approximately 19.2% of the Vested Spread shall be held back in escrow to indemnify Parent in case of a working capital adjustment or breach of a representation, warranty or covenant in the Merger Agreement or if an event happens which requires indemnification as provided in the Merger Agreement. (The exact percentage of the Vested Spread to be subject to escrow will depend on the final purchase price after giving effect to closing payments, working capital adjustments and the like.) In addition, a portion of the Vested Spread will be withheld to secure certain obligations under Section 2.2(d) and Section 9.11 of the Merger Agreement for any Representative Expenses incurred by the Representative.

Amendment and Assumption of Unvested Company Options

At the Effective Time (provided that you accept an offer of employment with Parent or one of its Subsidiaries before the Effective Time and provided that you are to be employed with Parent or one of its Subsidiaries immediately following the Effective Time), the portion of your Company Options that is unvested and outstanding as of the Effective Time (the “Unvested Company Options”) shall be assumed by Parent and converted into the right to purchase shares of Parent common stock (each, an “Assumed Option” and collectively, the “Assumed Options”). Each Assumed Option shall continue to have, and be subject to, the same terms and conditions (including, if applicable, the vesting arrangements and other terms and conditions set forth in the Plan and the applicable stock option or other agreement) as are in effect immediately prior to the Effective Time, except that (i) Parent shall have any and all amendment and administrative authority with respect to such Assumed Option (subject, in the case of any amendment, to any required consent from you), (ii) the Assumed Option shall become exercisable for that number of whole shares of Parent common stock equal to the product (rounded down to the next whole number of shares of Parent common stock) of (A) the number of shares of Company common stock that would have been issuable upon exercise of the Assumed Option immediately prior to the Effective Time and (B) the Equity Exchange Ratio (as defined in the Merger Agreement), (iii) the per share exercise price for the shares of Parent common stock issuable upon exercise of the Assumed Option shall be equal to the quotient (rounded up to the next whole cent) obtained by dividing the exercise price per share of Company common stock at which such Assumed Option was exercisable immediately prior to the Effective Time by the Equity Exchange Ratio, and (iv) the Assumed Option will be subject to the amendments set forth below.

By executing this letter, you acknowledge and agree that each option agreement and related option documentation that evidences your Assumed Options and each other agreement between you and the Company related to or referencing your Assumed Options is hereby amended to the extent necessary, effective upon and subject to the Effective Time, to provide that the exercise period following your termination of service with Parent and its Subsidiaries for each Assumed Option as in effect immediately prior to the Effective Time (the “Post Termination Exercise Period”) shall be extended until the earlier of the Post Termination Exercise Period plus one day or the original expiration date of the Assumed Option. For example, if an Assumed Option provides for a three month Post Termination Exercise Period, you will now have three months and one day to exercise such Assumed Option following your termination of service provided that the ten year term of such Assumed Option is not exceeded.

If you do not accept an offer of employment with Parent or one of its Subsidiaries before the Effective Time or if for any other reason you are not to be employed by Parent or one of its Subsidiaries immediately following the Effective Time, your Unvested Company Options shall not be assumed and shall terminate and be cancelled at the Effective Time, pursuant to Section 10.2 of the Plan and Section 6.5 of the Merger Agreement. You will receive no consideration for any cancelled Unvested Company Options, and you will have no further rights with respect thereto or in respect thereof. Neither Parent nor the Company will have any obligation with respect to the cancelled Unvested Company Options after the Effective Time.

Israeli Tax Treatment

The cash out or assumption of Company Options (whether vested or unvested), and Company Common Stock issued upon the exercise of such Company Options, granted to you pursuant to Section 102 of the Israeli Tax Ordinance (the “ITO”) (Capital Gains Track with a Trustee) and which are currently held by a trustee appointed in accordance therewith (the “Section 102 Trustee”) would, absent a special tax ruling, be deemed an immediate tax event for Israeli tax purposes. Generally, any gain generated upon the sale of such Company Options, or Company Common Stock underlying such Company Options, with respect to which the statutory holding period under Section 102 of the ITO (the “Statutory Period”) has been lapsed as of the date of the tax event, are subject to tax as capital gains at a rate of 25% (and no national insurance and health tax is imposed). If the Statutory Period has not lapsed as of the date of the tax event, then such gain will be subject to tax as ordinary income at the optionee’s or stockholder’s marginal income tax rate (and national insurance and health tax will be imposed).

However, in consultation and with the consent of Parent, the Company has prepared and filed an application with the Israeli Tax Authority (the “ITA”) for a ruling (the “Ruling”) requesting that: (i) the deposit with the Section 102 Trustee of the merger consideration payable pursuant to the Merger Agreement for Vested Company Options and Company Common Stock subject to the Statutory Period will remain subject to the provisions of Section 102 of the ITO, will not require an immediate Israeli tax payment or affect the tax treatment of such Company Options and underlying Company Common Stock, and that any related Israeli taxation will be deferred until completion the Statutory Period and release of the merger consideration, as applicable, (ii) the assumption of the Assumed Options subject to Section 102 of the ITO will not result in a requirement for an immediate Israeli tax payment with respect to such Assumed Options if such Assumed Options are subsequently held by the Section 102 Trustee pursuant to the terms and conditions of the ITO, and (iii) with respect to such Assumed Options, that the Statutory Period will be deemed to have begun at the time of issuance of such Assumed Options and will not be restarted as a result of the Parent’s assumption of the such Assumed Options. The actual contents and timing of receipt of the Ruling will depend upon the ITA, and you will be provided with further details regarding the provisions of the Ruling, and what you are required to do to benefits from its provisions, when available. There is no guarantee that the ITA will agree to provide such a Ruling, and if it does so, what terms and conditions it may impose.

In order to avoid immediate adverse tax consequences pending the issuance of the Ruling, the Company obtained on September 20, 2010 an interim pre-ruling from the ITA (the “Interim Ruling”) under which the cash out and assumption of such Company Options and underlying Company Common Stock granted pursuant to Section 102 will not be subject to Israeli withholding tax, provided the merger consideration for such Company Options and Company Common Stock or Assumed Options, as applicable, are held in trust at the Effective Time by the Section 102 Trustee for a period of 120 days or until such time as the ITA has made a final decision with respect to the Ruling. If the Ruling is not obtained within 120 days of the date of the Interim Ruling and an approval from the ITA for the extension of such 120 day period has not been obtained, the Section 102 Trustee will withhold from the maximum rate of tax (45%) from the merger consideration received by the Section 102 Trustee and any interest accumulated thereon. Any merger consideration payable upon the exercise of an option granted under Section 102 or in respect of Company Shares held by the Section 102 Trustee following the exercise of a Company Option granted under Section 102 shall be delivered by Parent, promptly following the Closing to the Section 102 Trustee and held in trust by the Section 102 Trustee pursuant to the applicable provisions of Section 102 and the Ruling and released in accordance with applicable law, the Ruling and the trust documents governing the trust held by the Section 102 Trustee.

The tax information in this letter is limited to Israeli taxation provisions and summary information only, and is given for your reference. You agree that the Company and its affiliates, officers, directors, advisors and agents are not providing, and have not provided you with, any tax advice with respect to these matters and that you are relying solely on your own tax advisors. If you have questions or would like specific information about the tax treatment of your Company Options or any of the transactions contemplated by this letter, please consult your own tax advisors.

Agreements

You hereby agree to be bound by all provisions of Article 2 and Article 9 of the Merger Agreement applicable to you. You understand that Parent will withhold or has withheld from the merger consideration payable to you with respect to your Vested Company Options your Pro Rata Share of the Escrow Amount and the Representative Fund Amount, and has or will deposit cash representing the Escrow Amount and the Representative Fund Amount with U.S. Bank, National Association, as escrow agent (“Escrow Agent”) pursuant to Section 2.2(a) and Section 2.2(d), respectively, of the Merger Agreement to secure certain obligations under Article 2 and Article 9 of the Merger Agreement and you hereby appoint Sally Roberts, as Representative on your behalf pursuant to and in accordance with the provisions of Article 9 of the Merger Agreement and the Escrow Agreement. All amounts deposited with the Escrow Agent, together with any interest, investment income or other proceeds applicable thereto, shall be held by the Escrow Agent, subject to the terms and conditions of the Merger Agreement and the Escrow Agreement. You acknowledge and agree that you shall be entitled to receive a portion of the Escrow Fund (as defined in the Escrow Agreement) and the Representative Fund (as defined in the Escrow Agreement) only at the times and in the amounts set forth in the Merger Agreement and the Escrow Agreement equal to your Pro Rata Share of the remaining Escrow Fund, if any, and your Pro Rata Shares of the remaining Representative Fund, if any, subject to and in accordance with the terms of the Merger Agreement and the Escrow Agreement. You acknowledge that (i) claims for Damages (as defined in the Merger Agreement) made on the Escrow Fund may delay or preclude the release to you of your Pro Rata Portion of the Escrow Amount and (ii) the Representative’s incurrence of Representative Expenses may delay or preclude the release to you of your Pro Rata Portion of the Representative Amount.

You hereby irrevocably waive, release and discharge Parent, the Company and their Affiliates from any and all liabilities and obligations to you of any kind or nature whatsoever relating to your Company Options (or the exercise thereof), in each case whether absolute or contingent, liquidated or unliquidated, and whether arising under any agreement or understanding (other than the Merger Agreement and any of the other agreements or instruments executed and delivered in connection therewith) or otherwise at law or equity, and you agree not to seek to recover any amounts in connection therewith or thereunder from any of Parent, the Company and their Affiliates.

In no event shall any of Parent, the Company or their Affiliates have any liability to you whatsoever for any breaches of the representations, warranties, agreements or covenants of the Company under the Merger Agreement, and you agree in any event not to seek contribution from any of Parent, the Company or their Affiliates in respect of any such breaches by the Company.

Please indicate your acceptance of the foregoing terms by signing this agreement below and returning it to me no later than the close of business on October 7, 2010. If you do not timely sign and return this agreement, your Unvested Company Options will not be assumed by Parent and will instead be cancelled at the Effective Time without payment, which may nonetheless also trigger Israeli tax liability. You will not have any further rights with respect to or in respect of any Unvested Company Option that is so cancelled.

Sincerely,

DAPPER INC.

By:

Print Name:

Title:

Accepted and Agreed:

[Name]	Date

Exhibit A

COMPANY OPTION SUMMARY

Name	Date of Grant	Number of Shares	Exercise Price	Number of Shares Vested as of Anticipated Effective Time of October 8, 2010	Number of Shares Unvested as of Anticipated Effective Time of October 8, 2010